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February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    J.P. Morgan Institutional Funds (the "Trust")
            (File Nos. 33-54642/811-07342)
            Partial Withdrawal of Post-Effective Amendment Nos. 104, 106 and 108

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the partial withdrawal of Post-Effective Amendment No. 104 (filed as a 485APOS on October 29, 2004 -- Accession No. 0001047469-04-032501),
Post-Effective Amendment No. 106 (filed as a 485BXT on December 28, 2004 -- Accession No. 0001047469-04-038446), and Post-Effective Amendment No. 108 (filed as a 485BXT on January 24, 2005 -- Accession No. 0001047469-05-001361)
to the Trust's registration statement on Form N-1A (together, the "Amendments"). Post-Effective Amendment No. 104 was filed for the purpose of registering certain additional share classes that were necessary to a consummate merger or to round out product offerings. Post-Effective Amendments Nos. 106 and 108 were filed solely for the purpose of extending the effective date of Post-Effective Amendment No. 104.

     Since Post-Effective Amendment No. 104 was filed on October 29, 2004, shareholders of both the JPMorgan Global Strategic Income Fund and the JPMorgan U.S. Equity Fund have met, and each of those series of the Trust has approved a shell reorganization transaction pursuant to which each of those series will be reorganized as series of J.P. Morgan Mutual Fund Series effective after the close of business on February 18, 2005.

     In light of the pending shell reorganization transaction involving the JPMorgan U.S. Equity Fund, the Trust would like to withdraw only that portion of the Amendments that relates to the Ultra Shares of the JPMorgan U.S. Equity Fund since that share class of that Fund was being registered for the purpose of filling out product offerings rather than for the purpose of consummating a pending merger transaction. The Trust will be filing a subsequent post-effective Amendment to its registration statement on Form N-1A for the purpose of completing the registration of the Class B, Class C and Class M Shares of the JPMorgan Global Strategic Income Fund which are necessary to consummate a merger transaction that will occur prior to the closing of the shell reorganization transaction involving the JPMorgan Global Strategic Income Fund. That filing will not include any further information regarding the JPMorgan U.S. Equity Fund or the Ultra Shares of that Fund.

     The Trust confirms that it has not sold any shares using the forms of prospectuses included in the Amendments.

    If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher

Avery P. Maher
Assistant Secretary
J.P. Morgan Institutional Funds

February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    J.P. Morgan Institutional Funds (the "Trust")
            (File Nos. 33-54642/ 811-07342)
            Withdrawal of Post-Effective Amendment No. 105

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests withdrawal of Post-Effective Amendment No. 105 to the Trust's registration statement on Form N-1A. Post-Effective Amendment No. 105 was filed via EDGAR on December 17, 2004 (Accession No. 0001047469-04-037604) for the purpose of updating certain financial information and updating disclosures regarding market timing, breakpoints and certain other topics in accordance with the rules under the Investment Company Act of 1940. Since Post-Effective Amendment No. 105 was filed on December 17, 2004, shareholders of each series of the Trust have met and each series of the Trust has approved either a merger or shell reorganization transaction pursuant to which each of the respective series will be reorganized effective after the close of business on February 18, 2005. As a result of those transactions, the forms of prospectuses and statements of additional information included in Post-Effective Amendment No. 105 will no longer be required.

     As a result, the Trust is requesting withdrawal of Post-Effective Amendment No. 105 to the Trust's registration statement. The Trust confirms that it has not sold any shares using the forms of prospectuses included in Post-Effective Amendment No. 105.

    If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher

Avery P. Maher
Assistant Secretary
J.P. Morgan Institutional Funds